Digital Offering, LLC

1461 Glenneyre Street, Suite D

Laguna Beach, CA 92651

July 21, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya Aldave

Re:	MDB Capital Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-268318
Request for Acceleration of Effectiveness

Dear Ms. Aldave:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the above referenced Registration Statement of the Company and we hereby join the Company’s request that the Commission declare the Registration Statement “effective” at 4:30 p.m., Eastern Time on July 25, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the Placement agent will distribute final prospectuses to dealers, institutions and others as appears to be reasonable to secure adequate distribution of the prospectus. Because this is a best efforts offering, no preliminary prospectuses have been distributed.

Please contact Paul Levites of Bevilacqua PLLC, counsel of the selling agent, at 202-869-0888 (ext. 103) to provide notice of qualification, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

As Selling Agent

Digital Offering, LLC

By:	/s/ Gordon McBean
Name:	Gordon McBean
Title:	Chief Executive Officer